# Crescent Point Announces Q2 2020 Conference Call

July 23, 2020  Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) and (NYSE: CPG) plans to report its second quarter 2020 financial and operating results via press release prior to the opening of markets on Thursday, July 30, 2020. Crescent Point's management will hold a conference call at 10:00 a.m. MT (12:00 p.m. ET) the same day to discuss the Company's results and outlook.

Participants can listen to this event online via webcast. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's conference calls and webcasts webpage under the invest tab. The replay will be available approximately one hour following the completion of the call.

**FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:**

**Brad Borggard,** Senior Vice President, Corporate Planning and Capital Markets, or

**Shant Madian,** Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

**www.crescentpointenergy.com**

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.